June 9, 2005

VIA EDGAR AND FACSIMILE

Mr. Jeffrey Gordon

Staff Accountant

Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

RE: PW Eagle Savings Plan

Form 8-K Item 4.01 filed June 2, 2005

File No. 000-18050

Dear Mr. Gordon:

This letter is being filed by PW Eagle, Inc. (the “Company”) to respond on behalf of PW Eagle Savings Plan (the “Plan”) to your letter dated June 3, 2005 regarding the above-referenced filing. As we discussed during our telephone conversation on June 7, the Plan will amend Section (b)(1) of the filing to cover the interim period from the date of the Plan’s last audited financial statements, December 31, 2003, through May 26, 2005, the date of dismissal. The Plan will also obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements contained in the revised Form 8-K/A.

In accordance with your letter dated June 3, 2005, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

PW EAGLE SAVINGS PLAN

/s/ Scott Long
Scott Long
Chief Financial Officer
PW Eagle, Inc.